[Inergy Holdings, LLC Letterhead]

June 2, 2005

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: H. Christopher Owings

Re:	Inergy Holdings, LLC
Amendment No. 3 to Registration Statement on Form S-1
Commission File No. 333-122466
Filed April 29, 2005

Ladies and Gentlemen:

We have filed through EDGAR Amendment No. 4 (“Amendment No. 4”) to the above-referenced registration statement on Form S-1 (the “Registration Statement”).

Set forth below are our responses to the comments and requests for additional information contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 31, 2005. For your convenience, the comments provided by the Staff have been included in bold face type preceding each response in the order presented in the comment letter. All page references are to Amendment No. 4 unless otherwise indicated. References to “we,” “us,” “our” and “the Company” herein refer to Inergy Holdings, LLC.

Inergy Holdings, L.P.

Form S-1

Cash Distribution Policy and Restrictions on Distributions, page 1

General, page 1

1.	We reissue comment 4 in our letter dated April 26, 2005. As reflected in the first bulleted paragraph of that comment, please revise so that this section first addresses the rationale for your and Inergy’s cash distribution policy. It appears that this discussion as to why you have adopted the policy is contained in the second, third, and fourth paragraphs on page 1.

United States Securities and Exchange Commission

Division of Corporation Finance

June 1, 2005

Response: We have revised the Registration Statement accordingly. See page 38 of the Registration Statement.

2.	In this regard, however, so that the discussion about the policy is as clear and concise as possible, please delete nonessential attributes of the policy or move them elsewhere in the section. For example, we note the following:

•	In the second full sentence of the first paragraph on page 1, you indicate that you will pay the prorated August 19, 2005 distribution “assuming [you] have sufficient available cash[.]” The basis for this qualification is unclear. As reflected in comment 3 in our letter dated April 26, 2005, you must unambiguously state the distribution you will pay in accordance with your cash distribution policy. To the extent you are making assumptions about the policy, then the appropriate place for disclosure is in the Assumption and Consideration subsection starting on page 12. See also comment 9 in our letter dated April 26, 2005.

•	Likewise, it appears that the third and fourth full sentences of the first paragraph on page 1 contain information that is more relevant to a discussion about limitations on your distribution policy or your assumptions and considerations about the policy. See also comment 4, second bullet, and comment 9 in our letter dated April 26, 2005.

•	It appears you should integrate the last full sentence of the first paragraph on page 1 with the fifth paragraph on page 1. In addition, rather than presenting this information as a definition, as you do in that fifth paragraph, you should convey the information so that it fits within the overall discussion of your cash distribution policy.

•	In the second full sentence of the second paragraph on page 1, please do not phrase your distribution policy in terms of an “attractive investment[.]” Rather, if the tax attributes reflect a rationale for adopting the policy, then revise to so clarify.

•	Delete the third and sixth full sentences in the second paragraph on page 1. Those cross-references are not essential to the disclosure here.

•	It appears the fourth and fifth full sentences in the second paragraph on page 1 reflect the impact of your distribution policy on your growth. If so, you should integrate those sentences with the growth discussion starting at the bottom of page 2. See comment 4, third bullet, in our letter dated April 26, 2005.

United States Securities and Exchange Commission

Division of Corporation Finance

June 1, 2005

•	Generally, consistent with the above guidance, it appears you could streamline the fourth paragraph on page 1 to more clearly and concisely summarize Inergy’s cash distribution policy.

Response: We have revised the Registration Statement accordingly. See pages 38 and 39 of the Registration Statement.

3.	We reissue comment 4, second bullet, in our letter dated April 26, 2005. Please revise the outset of the bottom paragraph on page 1 to clarify that there is no guaranty that unitholders will receive distributions. Then, set forth a list of material factors that may limit your ability to pay distributions. The list should be consistent with the type of limiting factors conveyed in that comment 4, second bullet. In preparing the list, please take into account the following:

•	Do not draft the disclosure in a risk factor type format. For example, delete the final sentences of each of the first five bullets on page 2.

•	It is unclear how the first, second, fourth, and fifth bullets on page 2 constitute limiting factors.

•	In the third bullet on page 2, rather than the fourth full sentence, please briefly summarize here, or if appropriate in distinct bullets, all material credit facility tests that may limit your ability to pay distributions.

•	Integrate the bottom paragraph on page 1 and the first full paragraph on page 2 so that you list together all material limiting factors.

Response: We have revised the Registration Statement accordingly. See pages 38 and 39 of the Registration Statement.

Our Initial Distribution Rate, page 3

Basis for Initial Distribution Rate, page 3

4.	Please refer to the bottom paragraph on page 3. It appears that the factors you list there more appropriately reflect assumptions and considerations, as the disclosure itself reflects in the first full paragraph on page 4. Accordingly, please integrate the bulleted points in that bottom carryover paragraph on page 3 with the Assumptions and Considerations subsection. As a result, you should delete the Basis for Initial Distribution Rate heading and also delete the second full paragraph on page 4 as unnecessary. The result will have the three bold-type sentences and corresponding discussion become appended to the Our Initial Distribution Rate subsection.

Response: We have revised the Registration Statement accordingly. See pages 40, 50 and 51 of the Registration Statement.

United States Securities and Exchange Commission

Division of Corporation Finance

June 1, 2005

Estimated Cash Available to Pay Distributions . . ., page 5

5.	Please refer to footnote (c) on page 7. Please revise to provide a brief summary of when principal amounts will be due. Also, if you and Inergy plan to finance all capital expenditures and plan to refinance debt as it comes due such that no principal repayments are reflected as reductions in the table please revise to clearly state those assumptions. This revision should be reflected in the Unaudited Pro Forma Consolidated Available Cash table as well.

Response: We have revised the Registration Statement accordingly. See pages 43 and 49 of the Registration Statement.

Unaudited Pro Forma Consolidated Available Cash, page 9

6.	Your definition of Consolidated Adjusted EBITDA in the last paragraph on page 4 does not appear to contemplate adjustments made for gain (loss) on sale of property, plant and equipment, provision for doubtful accounts, and changes in working capital items. It appears that these adjustments are necessary to reconcile from cash flows from operating activities to EBITDA. Please provide a more clear explanation of the need for these adjustments.

Response: We have revised the Registration Statement accordingly. See page 41 of the Registration Statement.

7.	Your adjustment to add back the impact of net increases in working capital to arrive at Consolidated Adjusted EBITDA is not subsequently reflected as a reduction in arriving at cash available for distributions. If you assume that working capital does not require, or generate, cash over time, or that management can otherwise avoid the use of cash through discretionary management of working capital, please revise to clarify.

Response: We have revised the Registration Statement accordingly. See page 48 of the Registration Statement.

8.	Please refer to footnote (c) on page 11. Please revise to use current interest rates rather than interest rates prevailing during the period covered by the pro forma information. If current interest rates have been reflected in the table please revise to clearly disclose.

Response: We have revised the Registration Statement accordingly. See page 49 of the Registration Statement.

Assumptions and Considerations, page 12

9.	Your assumptions and considerations include, among others, the assumption that Inergy will sell a minimum of 350 million retail gallons of propane and achieve a

United States Securities and Exchange Commission

Division of Corporation Finance

June 1, 2005

retail gross profit of at least $305 million for the twelve months ending June 30, 2006. Please revise to provide comparable pro forma retail gallons sold and retail gross profit for the twelve months ended September 30, 2004 and March 31, 2005. To the extent that there are material differences between the volumes and dollar amounts reflected in the pro forma historical periods and the forecasted period please explain. Our comment applies to your assumptions regarding you wholesale operations and the overall levels of operating expenses.

Response: We have revised the Registration Statement accordingly. See pages 50, 51 and 52 of the Registration Statement.

Sources of Distributable Cash and Incentive Distribution Rights, page 14

Incentive Distribution Rights — Hypothetical Allocations of Distributions .. . ., page 14

10.	You disclose that Inergy’s dividends are subject to cumulative arrearages. On page 3 you disclose that Holdings dividends are not cumulative. Please clarify for the reader that the reference to cumulative arrearages at Inergy does not apply to unitholders of Holdings.

Response: We have revised the Registration Statement accordingly. See page 52 of the Registration Statement.

United States Securities and Exchange Commission

Division of Corporation Finance

June 1, 2005

If you have any questions or comments regarding this letter or the Registration Statement, please contact David P. Oelman of Vinson & Elkins L.L.P. at (713) 758-3708 or S. Griffith Aldrich of the same firm at (713) 758-4628.

Sincerely,

INERGY HOLDINGS, LLC

By:	/s/ R. Brooks Sherman

Name:	R. Brooks Sherman
Title:	Senior Vice President and Chief Financial Officer

cc:	Adam Phippen
Scott Anderegg